

April 24, 2017

Tammy Romo
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, Texas 75235-1611

      Re: Southwest Airlines Co.
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 7, 2017
               File No. 001-07259

Dear Ms. Romo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Lyn Shenk

               Lyn Shenk
               Branch Chief
               Office of Transportation and Leisure